

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

February 19, 2010


Ms. Lisa Sharp
Avino Silver & Gold Mines, Ltd.
455 Granville Street, Suite 400
Vancouver, British Columbia V6C 1T1
Canada


> **Re:** **Avino Silver & Gold Mines, Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed July 15, 2009**
> **File No. 0-09266**


Dear Ms. Sharp:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,


Karl Hiller
Branch Chief